# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BARNWELL INDUSTRIES INC, CIK 0000010048
CUSIP: 068221100
Title of class of securities: Common Stock, $0.50 par value
Address of issuer's principal executive offices: 1100 ALAKEA ST., SUITE 500, HONOLULU, Hawaii (HI), 96813
Date of event which requires filing of this statement: 11/24/2025
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Family Foundation (CIK 0001496916): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 560,090; sole dispositive power 0; shared dispositive power 560,090; aggregate amount beneficially owned 560,090 (4.6% of the class)
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 560,091; shared voting power 560,090; sole dispositive power 560,091; shared dispositive power 560,090; aggregate amount beneficially owned 1,120,181 (9.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.50 par value
Name of issuer: BARNWELL INDUSTRIES INC
Address of issuer's principal executive offices: 1100 ALAKEA ST., SUITE 500, HONOLULU, Hawaii (HI), 96813

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) The Radoff Family Foundation, a Texas non-profit corporation (the "Radoff Foundation"), with respect to the Common Stock, $0.50 par value per share, of the Issuer (the "Shares") directly and beneficially owned by it; and

(ii) Bradley L. Radoff, with respect to the Shares directly and beneficially owned by him and as a director of the Radoff Foundation.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Exhibit 1 is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of the Radoff Foundation. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address of each of the Reporting Persons is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098.
Present principal occupation or employment: The principal business of the Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as a private investor. Mr. Radoff also serves as a director of the Radoff Foundation.
Criminal convictions in the last five years: No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Radoff Foundation is organized under the laws of the State of Texas. Mr. Radoff is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities of the Issuer purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). As further described in Item 4 below, pursuant to the Purchase Agreement (as defined below), the Radoff Foundation purchased 560,090 Shares and 280,045 Common Warrants (as defined below) for approximately $616,100.

The securities of the Issuer purchased by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Pursuant to the Purchase Agreement, Mr. Radoff purchased 560,091 Shares and 280,045 Common Warrants (as defined below) for approximately $616,100.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons' belief that the securities, when purchased, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On November 24, 2025, the Radoff Foundation and Mr. Radoff entered into a securities purchase agreement (the "Purchase Agreement") with the Issuer and certain other investors pursuant to which the Issuer agreed to issue and sell an aggregate of: (i) 2,221,141 Shares, and (ii) warrants (the "Common Warrants") to purchase up to 1,029,104 Shares (the "Warrant Shares") in a private placement offering of the Issuer's securities (the "Offering"). The price of the Shares sold in the Offering was $1.10 per Share and each investor (other than certain investors affiliated with the Issuer) received one Common Warrant for every two Shares purchased in the Offering. Pursuant to the Offering, (x) the Radoff Foundation purchased an aggregate of 560,090 Shares and Common Warrants to purchase up to an aggregate of 280,045 Warrant Shares and (y) Mr. Radoff purchased an aggregate of 560,091 Shares and Common Warrants to purchase up to an aggregate of 280,045 Warrant Shares.

The Common Warrants have an exercise price of $1.65 per Share (the "Exercise Price"), and can be exercised starting 180 days following the date of closing of the Offering (the "Initial Exercise Date") and will be exercisable for three years following the Initial Exercise Date (the "Termination Date"). The Common Warrants contain customary anti-dilution provisions in respect of recapitalizations, stock splits, stock dividends and similar transactions but do not contain anti-dilution provisions with respect to future securities issuances. Beginning on the Initial Exercise Date and ending on the Termination Date, the Issuer will have the right to require holders of Common Warrants to exercise their Common Warrants, in whole or in part, under certain circumstances and subject to certain conditions, if the price of the Shares exceeds two times the then-current Exercise Price of the Common Warrants for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period.

The Offering closed (the "Closing") on November 28, 2025.

Pursuant to the terms of the Purchase Agreement, following the Closing, Mr. Radoff has the right, but not the obligation, to request that the Board appoint one individual as a director to the Board, subject to certain customary eligibility requirements. Mr. Radoff has recommended that Joshua Schecter serve as a director to the Board, and it is expected that Mr. Schecter will join the Board following the Closing.

The Purchase Agreement provides that the Issuer will register the resale of the Shares and the Warrant Shares acquired in connection with the Offering. The Issuer is required to prepare and file a registration statement with the Securities and Exchange Commission no later than 45 days after the date of the Closing (the "Filing Deadline"). The Issuer is required to use its commercially reasonable efforts to have the registration statement declared effective no later than the 30th calendar day following the Filing Deadline or if the Securities and Exchange Commission notifies the Issuer that it will "review" the initial registration statement, the 75th calendar day following the Filing Deadline.

The Reporting Persons disclaim the formation of any group with the other investors that are parties to the Purchase Agreement in all respects.

The foregoing descriptions of the terms of the Purchase Agreement and the Common Warrants herein are not intended to be complete and are qualified in their entirety by reference to copies of the form of Purchase Agreement and the form of Common Warrant, which are attached hereto as Exhibits 99.1 and 99.2, respectively.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of Directors (the "Board") of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 12,294,675 Shares believed to be outstanding following the Closing of the Offering, consisting of the (i) 10,073,534 Shares outstanding as of August 11, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2025, and (ii) 2,221,141 Shares believed to be issued in connection with the Closing of the Offering.

As of the date hereof, the Radoff Foundation directly beneficially owned 560,090 Shares, constituting approximately 4.6% of the Shares outstanding.

As of the date hereof, Mr. Radoff directly beneficially owned 560,091 Shares, constituting approximately 4.6% of the Shares outstanding. Mr. Radoff, as a director of the Radoff Foundation, may be deemed to beneficially own the 560,090 Shares beneficially owned by the Radoff Foundation, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 1,120,181 Shares, constituting approximately 9.1% of the Shares outstanding.

As of the date hereof, each of the Reporting Persons hold Common Warrants to purchase up to an aggregate of 280,045 Warrant Shares. As more fully explained in Item 4 above, the Common Warrants are not exercisable until the Initial Exercise Date and are excluded from each of the Reporting Persons' beneficial ownership as reported herein.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of the Radoff Foundation and Mr. Radoff may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by the Radoff Foundation.

Mr. Radoff has the sole power to vote and dispose of the Shares directly beneficially owned by him.
Transactions in the class effected during the past sixty days: Except as otherwise set forth herein, there have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days. Pursuant to the Purchase Agreement, (i) the Radoff Foundation purchased 560,090 Shares and 280,045 Common Warrants for approximately $616,100, and (ii) Mr. Radoff purchased 560,091 Shares and 280,045 Common Warrants for approximately $616,100.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure with respect to the Offering, including the descriptions of the Purchase Agreement and the Common Warrants, is incorporated herein by reference.

On December 2, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Directors and Officers.

99.1 - Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 26, 2025).

99.2 - Form of Common Warrant (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 26, 2025).

99.3 - Joint Filing Agreement, dated December 2, 2025.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (12/02/2025)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (12/02/2025)